ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 15, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

    Re:    ETF Series Solutions (the “Trust”)
        File Nos.: 333-179562 and 811-22668

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add new series, AAM Brentview Dividend Growth ETF, AAM Sawgrass U.S. Small Cap Quality Growth ETF and AAM Sawgrass U.S. Large Cap Quality Growth ETF, is Post-Effective Amendment No. 954 and Amendment No. 955 to the Trust’s Registration Statement on Form N-1A.

If you have any additional questions or require further information, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary